Mail Stop 4561

      August 18, 2008

Gerald J. Reihsen, III
Executive Vice President and Assistant Secretary
Behringer Harvard Multifamily REIT I, Inc.
15601 Dallas Parkway, Suite 600
Addison, Texas  75001

	Re:	Behringer Harvard Multifamily REIT I, Inc.
		Amendment No. 3 to Registration Statement on Form S-11
		Filed May 9, 2008
		File No. 333-148414

Dear Mr. Reihsen:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with additional information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement Cover Page

1. We have read your responses dated August 4, 2008 and August 8,
2008.   Please expand your risk factor disclosures to discuss your exposure to Fairfield Residential similar to the information provided
in your responses.   The disclosure should address the nature of
the
risk and briefly describe the terms and conditions of the
guarantees
provided by Fairfield Residential.   In addition, please quantify
the
amount of the loans related to Fairfield Residential and the percentage of total assets as of each period end presented within your filing.

* 	*	 *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Wilson Lee at (202) 551-3468 or Linda van Doorn, at (202) 551-3498 if you have questions regarding comments on the financial statements and related matters. Please contact Angela
McHale at (202) 551-3402 with any other questions. If you require further assistance you may contact me at (202) 551-3852.

      					Sincerely,


      					Michael McTiernan
      					Special Counsel

cc:	Neil Miller, Esq. (via facsimile)
Gerald J. Reihsen, III
Behringer Harvard Multifamily REIT I, Inc.
August 18, 2008
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